SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC
Mail Processing
Section

JUN 27 2008

Washington, DC
~ 100

FORM 11-K

08054047

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

PROCESSED

'JUL 0 2 2008

THOMSON REUTERS

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-04851

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 PROSPECT AVENUE, N.W., CLEVELAND, OHIO 44115

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2007 and 2006

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2007 are included herewith:



■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
June 22, 2008

3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2007					December 31, 2006				
	Non-Participant Directed Company Stock Fund	Participant Directed Diversified Investments	Participant Directed Loan Activity	Unallocated	Total	Non-Participant Directed Company Stock Fund	Participant Directed Diversified Investments	Participant Directed Loan Activity	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
The Sherwin-Williams Company common stock	$ 1,081,827,700				$ 1,081,827,700	$ 1,321,453,397				$ 1,321,453,397
The Sherwin-Williams Company preferred stock				$ 324,732,743	324,732,743				433,214,560	433,214,560
Mutual funds and commingled pool funds		$ 425,972,726			425,972,726		$ 301,294,630			301,294,630
Common/collective trust funds		15,879,549			15,879,549		14,872,609			14,872,609
Participant loans receivable			$ 40,693,831		40,693,831			$ 36,214,244		36,214,244
Interest-bearing cash	9,271,777	21,300,356			30,572,133	12,365,397	13,322,576			25,687,973
	1,091,099,477	463,152,631	40,693,831	324,732,743	1,919,678,682	1,333,818,794	329,489,815	36,214,244	433,214,560	2,132,737,413
Net pending purchases	(170,326)				(170,326)	(639,537)				(639,537)
Note payable to The Sherwin-Williams Company				(324,732,743)	(324,732,743)				(433,214,560)	(433,214,560)
Net assets available for benefits	$ 1,090,929,151	$ 463,152,631	$ 40,693,831	$	$ 1,594,775,613	$ 1,333,179,257	$ 329,489,815	$ 36,214,244	$	$ 1,698,883,316

See notes to financial statements.

4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

Year Ended December 31, 2007

| | Non-Participant Directed | Participant Directed | | | |
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividends on Diversified Investments and Loans		$ 26,297,015	$ 3,033,477		$ 29,330,492
Dividends on The Sherwin-Williams Company common stock	$ 19,738,809				19,738,809
Dividends on The Sherwin-Williams Company preferred stock				$ 16,543,097	16,543,097
Contributions from participants	30,906,650	42,533,468			73,440,118
Contributions from The Sherwin-Williams Company				51,665,599	51,665,599
Transfers from unallocated to participants	45,636,393	6,029,206		(51,665,599)	
Forgiveness of unpaid interest on note payable				4,406,786	4,406,786
	96,281,852	74,859,689	3,033,477	20,949,883	195,124,901
Decreases in net assets available for benefits:					
Benefits paid directly to participants	123,441,175	64,761,248	2,999,257		191,201,680
Interest expense on note payable				20,949,883	20,949,883
Fees	187,703	179,483			367,186
	123,628,878	64,940,731	2,999,257	20,949,883	212,518,749
Net realized and unrealized appreciation in fair value of investments	(94,860,791)	8,146,936			(86,713,855)
Participant directed transfers, net	(120,042,289)	115,596,922	4,445,367		
Net (decrease) increase	(242,250,106)	133,662,816	4,479,587		(104,107,703)
Net assets available for benefits:					
Beginning of year	1,333,179,257	329,489,815	36,214,244		1,698,883,316
End of year	$ 1,090,929,151	$ 463,152,631	$ 40,693,831	$	$ 1,594,775,613

See notes to financial statements.

5

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2007 and 2006

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company), purchased by Fidelity Management Trust Company (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Funds):

Fidelity Diversified International Fund	Spartan® U.S. Equity Index Fund
Fidelity®Institutional Short-Intermediate Government Fund	The Growth Fund of America®
Fidelity Managed Income Portfolio II	Victory Institutional Diversified Stock Fund
Fidelity Mid-Cap Stock Fund	Pyramis Active Lifecycle 2000 Comingled Pool
Fidelity Retirement Government Money Market Portfolio	Pyramis Active Lifecycle 2005 Comingled Pool
Fidelity®U.S. Bond Index Fund	Pyramis Active Lifecycle 2010 Comingled Pool
Fidelity® Contrafund®	Pyramis Active Lifecycle 2015 Comingled Pool
Fidelity® Equity-Income Fund	Pyramis Active Lifecycle 2020 Comingled Pool
Fidelity® Inflation-Protected Bond Fund	Pyramis Active Lifecycle 2025 Comingled Pool
Fidelity® Low-Priced Stock Fund	Pyramis Active Lifecycle 2030 Comingled Pool
Fidelity® Puritan® Fund	Pyramis Active Lifecycle 2035 Comingled Pool
Lord Abbett Small-Cap Value Fund Y	Pyramis Active Lifecycle 2040 Comingled Pool
Managers Special Equity Fund	Pyramis Active Lifecycle 2045 Comingled Pool
Mutual Shares CL Z	Pyramis Active Lifecycle 2050 Comingled Pool
Pimco Low Duration Fund (Institutional Class)	

Effective March 31, 2007, the Fidelity® Magellan® Fund was removed from the list of available investment funds. All amounts that were previously invested in that fund were either redirected by participants to another investment fund or, in the absence of timely participant direction, directed to a suitable Fidelity Freedom fund by the Plan Sponsor.

Effective November 1, 2007, the Fidelity Freedom funds were removed from the list of available investment funds and replaced with the Pyramis Active Lifecycle Commingled Pool funds. All amounts previously invested in the Fidelity Freedom funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, directed to a suitable Pyramis Active Lifecycle Commingled Pool fund.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (continued)

During the year, an unallocated suspense account held shares of preferred stock of the Company until compensation expense related to Plan contributions of Company common stock was earned at which time shares of preferred stock of the Company were redeemed for cash to be used to purchase common stock of the Company and other investments on the open market that were then credited to eligible employees' accounts.

Investments are stated at fair value. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan Year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at an average of the last reported bid and ask prices. The common/collective trust funds are stated at contract value, as estimated by Fidelity Investments, which approximates fair value. Contract value represents net contributions plus interest at the current market rate.

The investment in the convertible serial preferred stock is recorded at fair value, which is the Plan's best estimate of fair value based on the conversion and/or redemption transactions involving the convertible serial preferred stock, as fully described in the terms of such stock, and the resulting reduction of the note payable to the Company. Net realized and unrealized appreciation in the fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.

Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 157, "Fair Value Measurement." This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS No. 157 will have on the Plan's financial statements. The impact is not expected to be significant.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (continued)

amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B—DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is 18 years of age; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.

Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Each eligible employee can contribute up to 20% of his salary subject to limitations imposed by law. An eligible employee may invest up to 100% of such eligible employee's future salary reduction (401(k) contributions) in all available investment options. The Company matches eligible employee's contributions 100% up to 6% of each eligible employee's salary reduction contribution beginning the quarter following the eligible employee's one-year anniversary with the Company. Eligible employees are 100% vested in Company contributions. Effective January 1, 2007, the Plan was amended to permit participants to diversify both future and a portion of prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments.

In the absence of timely direction, eligible employees hired by the Company are automatically enrolled in the Plan and their contributions are directed to an appropriate Pyramis Active Lifecycle Pool fund. Employee contributions were initially established at 2% of pre-tax earnings. Effective January 1, 2007, the initial automatic enrollment percentage was changed from 2% to 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 6%.

Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE B—DESCRIPTION OF THE PLAN (continued)

are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees who attain the age of 55 are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Funds.

The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Loan transactions are treated as a transfer between the other investment funds and the Loan Activity fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.

Since participant directed portions of the Company Stock Fund are not separately determinable, all investments in the Company Stock Fund are classified as non-participant directed for disclosure purposes. All investments in Diversified Investments except those that resulted from automatic enrollments are participant directed.

Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible employee's salary reduction account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE B—DESCRIPTION OF THE PLAN (continued)

The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note F). The Series 2 Preferred stock and the note payable to the Company are held by GreatBanc Trust Company. The Series 2 Preferred stock is redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted is based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock, held in the Plan, generally vote together as one class. The Series 2 Preferred stock is pledged as collateral on the note payable to the Company. Shares of the Series 2 Preferred stock are redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan uses this cash to acquire common stock of the Company and other investments on the open market that are then credited to eligible employees' accounts. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 108,482 and 66,785 shares of the 2006 issuance of Series 2 Preferred stock for cash in 2007 and 2006, respectively. The Plan held 324,733 shares of Series 2 Preferred stock at December 31, 2007.

Eligible employees may elect to have dividends on their investment in Company stock that is released from the suspense account either paid in cash or reinvested in the Company stock fund. If an active election to receive dividends in cash is not made, the dividends will be used to purchase additional units of the Company stock fund. During such a time when the Plan is leveraged under the ESOP loan provisions of the Internal Revenue Code and Treasury Regulations and the Company has made a contribution to repay the ESOP debt underlying the leveraging, eligible employees may elect to receive a dividend equal to the total of their next pre-tax contribution and company matching contribution. The election can only be made once per calendar year for a single pay period.

NOTE C—INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE C—INCOME TAX STATUS (continued)

Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE D—PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTE E—TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds, fees relating to participant loan activity are borne by the eligible employees and all other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by Fidelity and, therefore, qualify as party-in-interest transactions.

NOTE F—NOTE PAYABLE TO THE SHERWIN-WILLIAMS COMPANY

As discussed in Note B, the Plan issued a $500,000,000 note due August 1, 2016 to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 5.5% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. For the year ended December 31, 2007 principal on the note was reduced by $108,481,816 as a result of Plan contributions for the year.

NOTE G—SUBSEQUENT EVENT- PLAN MERGERS

In connection with the M.A. Bruder & Sons Incorporated (MAB) and Columbia Paint Company (CPC) acquisitions during 2007, the Company acquired two thrift savings and 401(k) plans which were merged into the Plan on April 1, 2008. Net assets aggregating $11,684,960 and $15,223,970, respectively, were physically transferred into the Plan and allocated to the appropriate participant account on this date. All former participants of the MAB and CPC thrift

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE G—SUBSEQUENT EVENT- PLAN MERGERS (continued)

savings and 401(k) plans are covered by the terms and conditions of the Plan as of the merger date.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

EIN: 34-0526850

PLAN NUMBER: 001

ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:		
*, # The Sherwin-Williams Company	$ 564,544,354	$ 1,081,827,700
Preferred Stock (unallocated):		
*, # The Sherwin-Williams Company	324,732,743	324,732,743
Mutual Funds and Commingled Pool Funds:		
* Fidelity®Institutional Short-Intermediate Government Fund	21,260,740	21,798,855
* Fidelity® Low-Priced Stock Fund	14,814,483	16,006,198
* Fidelity® Equity-Income Fund	20,590,945	20,671,936
* Fidelity® Contrafund®	35,477,651	39,898,494
* Spartan® U.S. Equity Index Fund	10,785,805	12,589,894
* Fidelity Mid-Cap Stock Fund	25,125,383	26,282,913
* Fidelity Diversified International Fund	42,142,328	47,636,505
Mutual Shares CL Z	19,165,449	19,294,799
* Fidelity® Puritan® Fund	12,790,368	12,605,892
* Fidelity®U.S. Bond Index Fund	13,218,958	13,214,926
Managers Special Equity Fund	5,732,979	4,602,322
Pimco Low Duration Fund (Institutional Class)	4,159,979	4,201,879
* Fidelity® Inflation-Protected Bond Fund	3,805,842	3,828,621
Lord Abbett Small-Cap Value Fund Y	23,327,556	21,529,721
The Growth Fund of America®	24,187,490	26,969,299
Victory Institutional Diversified Stock Fund	4,497,306	4,238,808
* Pyramis Active Lifecycle 2000 Commingled Pool	3,149,457	3,103,595
* Pyramis Active Lifecycle 2005 Commingled Pool	3,963,262	3,889,480
* Pyramis Active Lifecycle 2010 Commingled Pool	20,642,487	20,249,543
* Pyramis Active Lifecycle 2015 Commingled Pool	16,713,940	16,380,282
* Pyramis Active Lifecycle 2020 Commingled Pool	22,253,033	21,673,132
* Pyramis Active Lifecycle 2025 Commingled Pool	10,547,653	10,268,116
* Pyramis Active Lifecycle 2030 Commingled Pool	24,686,267	23,872,257
* Pyramis Active Lifecycle 2035 Commingled Pool	11,541,638	11,189,363
* Pyramis Active Lifecycle 2040 Commingled Pool	13,360,022	12,925,203
* Pyramis Active Lifecycle 2045 Commingled Pool	4,052,545	3,934,706
* Pyramis Active Lifecycle 2050 Commingled Pool	2,845,917	2,760,764
Other	49,988	355,223
Common / Collective Trust Funds:		
*, (1) Fidelity Managed Income Portfolio II	15,879,549	15,879,549
Other:		
* Fidelity Retirement Government Money Market Portfolio	21,300,356	21,300,356
Interest-Bearing Cash	9,271,777	9,271,777
* Participant Loans Receivable, with interest rates ranges of 5.0% to 11.0%		40,693,831
	$ 1,350,618,250	$ 1,919,678,682

*   Represents a Party-in-Interest.

Represents 5% or more of fair value of net assets available for benefits.

(1) The Fidelity Managed Income Portfolio II is valued at cost, which approximates fair value. The fair value of participation units is
     pooled in separate accounts estimated by Fidelity Investments based on quoted redemption value on the last business day of the
     year. The investment contracts are valued at contract value as estimated by Fidelity Investments. Contract value represents net
     contributions plus interest at the current market rate. Any calculations to determine fair value would not have a material effect on the
     Plan's financial statements.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(j)—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

EIN: 34-0526850

PLAN NUMBER: 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE AT TRANSACTION DATE	NET GAIN OR (LOSS)
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS							
Fidelity Brokerage Services, Inc.	The Sherwin-Williams Company Common Stock						
	Sales		$ 407,379,704		$ 260,142,388	$ 407,379,704	$ 147,237,316
	Purchases	112,761,104			112,761,104	112,761,104	
	Fidelity Freedom Funds						
	Exchanges out (1)					(137,846,243)	
	Pyramis Active Lifecycle Commingled Pool Funds						
	Exchanges in (1)					132,624,299	
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Sales (Redeemed)		108,481,816		108,481,816	108,481,816	

(1) Effective November 1, 2007, the Fidelity Freedom funds were removed from the list of available investment funds and replaced with the Pyramis Active Lifecycle Commingled Pool funds. All amounts previously invested in the Fidelity Freedom funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, directed to a suitable Pyramis Active Lifecycle Commingled Pool fund.

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2007.

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS

PLAN

L./J. Gauntner, Secretary of the Administrative
Committee of the Plan

June 25, 2008

EXHIBIT INDEX

ERNST & YOUNG

■ Ernst & Young LLP
  1300 Huntington Building
  925 Euclid Avenue
  Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
  www.ey.com

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229 and 333-105211), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 20, 2008, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Cleveland, Ohio
June 22, 2008

Ernst & Young LLP is a member of Ernst & Young International, Ltd.